GREEN ENDEAVORS, LTD.

59 West 100 South, Second Floor

Telephone: (801) 575-8073      Salt Lake City, Utah 84101      Facsimile: (801) 575-8092

August 2, 2010

Securities & Exchange Commission

Division of Corporation Finance

Attn: Larry Spirgel, Assistant Director
Washington, D.C. 20549

     RE:     Comment Letter Dated July 19, 2010

          Green Endeavors, Ltd.

          Form 10
          Filed June 22, 2010

          File No. 000-54018

Dr. Mr. Spirgel,

Please consider the following in response to your letter dated July 19, 2010 and our phone contact with your office as set forth below.

General

1. We note that your website, www.green-endeavors.com

, describes your parent company, Nexia Holdings, Inc. as a public company. However, Nexia Holdings ceased filing reports with the commission in 2009. In addition, your website also incorrectly identifies your company’s stock as being quoted on the OTCBB in addition to the pink sheets. Please correct your website references.

RESPONSE:

All references to the company as a publicly traded reporting company or to the OTCBB have been removed from the websites related to the Company.

2.	On your website, you list Richard Surber as CEO and CFO, but in your registration statement Richard Clegg is listed as your CFO. Please reconcile.

RESPONSE:

The website has been corrected to reflect the current correct positions of both Mr. Clegg as CFO and Mr. Surber as CEO.

Item 1. Business, page 3

Corporate History, page 3

3.

We note the last sentence of this subsection which implies that the company’s stock is currently publicly traded. Please revise to clarify that the company is not currently a publicly traded reporting company.

RESPONSE: The following has been revised and included in the amended Form 10:

The Company’s trading symbol is GRNE on Pinksheets.

4.	Briefly highlight the company’s relationship with AmeriResource Technologies and explain why it is a related party. Also explain why Diversified Holdings I, Inc. is a related party.

RESPONSE:AmeriResource Technologies, Inc. is shown as a related party as a result of it retaining 650,000 shares of the Company’s Super voting Preferred Stock and 5,000,001 shares of common stock at the time it sold control to Nexia Holdings. As a result of those holding AmeriResource was treated as an affiliate of the Company, AmeriResource currently does not hold any Super voting Preferred Stock and thus is not currently a related party of the Company.

Diversified Holdings I, Inc. is considered a related party based upon the common management of the two companies and that Diversified is also a subsidiary of Nexia Holdings, Inc.

Government Regulation, page 5

5.

We note your discussion of climate change legislation and greenhouse gas regulation. Please advise why these legislative initiatives are relevant to your business. In addition, we note that your website references how your businesses are operated in an environmentally-friendly manner and that the company prides itself on operating in a “green” manner. Please explain how your company operates in a “green” manner.

RESPONSE:We do not expect that the climate change legislation and green house gas regulation will have any specific effect on our operations, but may of course have a general effect on business operations in the United States generally.

The Landis Lifestyle Salon in the Liberty Heights neighborhood is designated as an E2 Business by the City of Salt Lake. This E2 Program is a group of Salt Lake City business devoted to environmental and economic sustainability. Landis Lifestyle Salon has, since its inception, operated with these green commitments in place and will continue to do so. Aveda products are also produced in accordance with high standards for their environmental impact both in production and their use.

Item 1A. Risk Factors, page 6

6.

In light of your working capital deficit and reoccurring losses, you should include risk factor disclosure highlighting that you may be unable to continue as a going concern and that you may be unable to obtain additional financing to fund your operations.

RESPONSE:The following risk factor has been included in the amended Form 10 on page 6:

Our ability to continue as a going concern is in doubt absent obtaining adequate new debt or equity financing and achieving sufficient sales levels.

We have limited capital. Because we do not have sufficient working capital for continued operations for at least the next 12 months our continued existence is dependent upon us sustaining operating profitability or obtaining the necessary capital to meet our expenditures. We cannot assure you that we will be able to generate sufficient sales or raise adequate capital to meet our future working capital needs.

7.	We note that Nexia Holdings controls your company. You should include a risk factor highlighting the risks associated with investing in a company that is controlled by a single shareholder.

RESPONSE:The following risk factor has been included in the amended Form 10 on page 6:

The voting control held by Nexia Holdings Inc. creates an anti-takeover or change of control limitation. Nexia currently holds voting control of the Company through its ownership of Super voting preferred stock.

The 5,850,000 shares of Supervoting Preferred Stock (10 votes for each share) held by Nexia combined with the 50,000,000 shares of common stock held by its subsidiary Diversified Holdings I, Inc. provide Nexia with voting control over any proposal requiring a vote of the shareholders. Through its ownership of the preferred voting shares and the common stock held by Diversified I it holds voting rights equal to 108,500,000 shares of common stock. This effectively gives Nexia a veto over any attempt to take over or change control of the Company. Such an event would include a vote by the board of directors to conduct a reverse or forward split of the common stock. The shares held by Nexia thus have a strong anti-takeover effect. The interests of Nexia may not always conform to the interests of the common stockholders, in general, and thus its voting rights may not always be exercised in the best interests of the common stockholders of the Company.

Our stock price may be volatile, page 9

8.	Discuss the possibility that no liquid market for you company’s stock may develop.

RESPONSE: The following risk factor has been included in the amended Form 10 on page 9:

Investors bear a risk that a liquid market may never develop and as a result, you may not be able to buy or sell our securities at the times you may wish and market liquidity may be limited.

Even though our securities are quoted on the “Pink Sheets,” that may not permit our investors to sell securities when and in the manner that they wish. There is not currently a significant volume of shares trading in the Company’s common stock and there may never be sufficient volume to create a liquid market such as to allow all shareholders to sell or buy shares whenever they desire. A liquid market for the sale of shares of the Companies securities may never develop.

Item 2. Financial Information, page 10

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 10

9.

Include an overview section that discusses management’s reasons for becoming a public company. Discuss the pros and cons of doing so, including management’s estimate on the increased expenses of publicly reporting. We note that your website indicate that becoming a public company will allow for enhanced capital raising possibilities. Please explain how and why this additional capital is needed.

RESPONSE: The following has been revised and included in the amended Form 10 on page 11:

Our business strategy is to increase same-store sales of services and products, increase operational efficiencies and open additional locations. Our 5 year plan is to open up to 4 additional salons in Salt Lake City Utah and the surrounding areas before expanding our presence nationwide.

Our business strategy of opening additional salon locations requires growth capital and talented employees. In order to provide sufficient capital to achieve our growth plan, we intend on raising capital through both debt and equity markets as well as using equity to attract and retain talented employees.

Management has evaluated the increased expense of being a publicly reporting company and has estimated that operating expenses could increase up to $100,000 per year.

10.

We note that you currently operate two Landis salons in Liberty Heights and Bountiful. The Landis website indicates that a third salon is slated to open in the Fall of 2010. We also note the reference to your new Salt Lake City location under “Properties.” Discuss this expansion and whether management’s plan is to expand further within Salt Lake City, other parts of Utah and nationwide.

RESPONSE: Please refer to our response to Comment 9.

Costs and Expenses, page 11

11.

We note your explanation for why cost of services increased relative to related revenue for the three months ended March 31, 2010 when compared to the prior period in 2009. However, explain why the cost of product declined relative to related revenue during that same period.

RESPONSE: This comment has been taken into account and reflected in the analysis for the three and six months ended June 30, 2010. The following has been included in the amended Form 10 on page 12:

Cost of services for the three months ended June 30, 2010, decreased to $205,170 from $224,830 for the three months ended June 30, 2009. Cost of products for the three months ended June 30, 2010, decreased to $73,927 from $76,936 for the three months ended June 30, 2009. This decrease over the comparable quarterly period is primarily attributable to a decrease in the number of products sold and an increase in the sales price of the products.

12.

We note that second largest general administrative expense for the three months ended March 31, 2010 was “Other.” Please identify what comprised “other,” and explain the significant increase from the prior period in 2009.

RESPONSE: Included in “Other” are amounts that are individually less than 5% of the total general and administrative expense. Some of the general ledger accounts included in Other are: Charitable contributions, Dues and subscriptions, Finance charges, Office expense, Transfer agent expense, Travel and Small equipment.

We have amended the Form 10 to include Statements of Operations for the three and six months ended June 30, 2010 and have separated all accounts that are greater than 5% of the total general and administrative expense.

13.	We note that you indicate that depreciation and amortization expense decreased in the three months ended March 31, 2010 even though it rose from $23,188 to $25,145. Please revise.

RESPONSE: This comment has been taken into account and reflected in the analysis for the three and six months ended June 30, 2010. The following has been included in the amended Form 10 on page 13:

Depreciation and amortization expense for the three months ended June 30, 2010, decreased to $13,666 from $23,188 for the three months ended June 30, 2009. The decrease is due to fixed assets becoming fully depreciated between the comparative periods.

Other Expenses, net, page 12

14.

We note that the write-down in carrying value of marketable securities decreased to $250,000 in 2009 from $807,721 in 2008. Please revise to describe the nature of the marketable securities written down in 2008.

RESPONSE: The following has been revised and included in the amended Form 10 under Other Expenses, net page 15:

The write-down in the carrying value of our available-for-sale marketable securities as discussed in note 5 to the consolidated financial statements, a non-recurring non-cash expense, for the year ended December 31, 2009, decreased to $250,000 from $807,721 for the year ended December 31, 2008 while the gain on the sale of securities, decreased to $1,584 from $39,724 for the year ended December 31, 2008.

The following has been revised and included in the amended Form 10 under footnote 5 Related Party Transactions page F-13:

During fiscal 2008 and 2009, Green held an available-for-sale security investment in BizAuctions, Inc. During fiscal 2008, Green recognized an other-than-temporary loss on its available-for-sale investment in BizAuctions, Inc. of $807,721 due to continued decline and duration in market value of the investment. The available-for-sale securities were sold during fiscal 2009 for a gain of $1,584. During 2009, the president of BizAuctions, Inc. was also the president of AmeriResource Technologies, Inc. who held 10%, or 650,000 shares of Green’s Super voting Preferred stock. On June 24, 2010, the Board of Directors approved the purchase of 650,000 shares of Green’s Super voting Preferred stock from AmeriResource Technologies, Inc. in exchange for 52,000 shares of Green’s Series B Preferred stock. The number of Series B Preferred shares issued in this transaction was determined based on one share of Green’s Super voting Preferred stock being equivalent to 10 shares of Common stock and each Series B Preferred share is convertible into $5.00 of Common stock. The shares were valued at $260,000, or $0.04 per share, which was the closing price of the stock on June 23, 2010.

Liquidity and Capital Resources, page 13

15.

You state that you do not believe your current capital resources are affected by the fact that you have a working capital deficit because a significant portion of your working capital deficit is made up of amounts due to related parties. Revise to disclose why you believe you will not be required to satisfy your obligations with your related parties until you have sufficient capital resources to do so.

16.

RESPONSE:Even though the related parties are under common management, we are unable to reasonably determine the likelihood that we will not be required to satisfy our obligations to these related parties. We have elected to remove this from our amended Form 10.

Cash Flows from Operating Activities, page 14

17.

Please revise to disclose how you expect to increase your cash provided by operating activities over the next twelve months and how the opening of a third location will impact your cash flows from operations.

RESPONSE: The following has been revised and included in the amended Form 10 on page 17:

We expect to increase cash provided by operating activities over the next twelve months by executing our business strategy of increasing operational efficiencies, reduce discretionary spending and opening an additional salon. As a result of the recent decision to close the underperforming Bountiful salon location, we anticipate decreasing our net loss which has had a negative impact on cash flows from operating activities. As additional locations are opened, we hope to achieve economies of scale by operating multiple salons with minimal general and administrative staff and expenses.

Going Concern, page 16

18.

Please expand your disclosures to discuss the issuance of a going concern opinion by your auditors in the liquidity and capital resources section. Revise to include a detailed discussion of management’s viable plan for overcoming your financial difficulties and discuss in detail your cash requirements for the next twelve months and your ability to generate sufficient cash to support operations. On page 15, you indicate that you have insufficient current assets to meet your current liabilities. However, on page 16 you disclose your intention to purchase property and/or equipment for your third salon location and you expect to hire 20 to 30 stylists in the next six months. Please provide a more detailed discussion of how you intend to meet your current liquidity needs in addition to those associated with the opening of a third salon. For additional guidance, please refer to Section 607.02 of the Financial Reporting Codification and Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether management believe s the company will have sufficient cash and other financial resources to fund operations and meet its obligation beyond the next twelve months.

RESPONSE: The following has been revised and included in the amended Form 10 under Other Factors Affecting Liquidity and Capital Resources, page 19:

We expect to purchase property or equipment for the third salon location. We are currently seeking and analyzing equipment loans and capital leasing options to fund a significant portion of the equipment needed.

We expect to hire in the range of 20 to 30 stylists in the next six months to staff the third salon location. The operating funds needed to carry out this plan will be generated through equity or debt financing.

The following has been revised and included in the amended Form 10 under Going Concern, page 19:

Our audit expressed substantial doubt as to our ability to continue as a going concern as a result of reoccurring losses and negative working capital. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans to address our ability to continue as a going concern and to finance the operating and capital requirements include the following:

•	Raise additional funds through equity financing;

•	Obtain equipment financing and/or enter into capital leasing agreements;

•	Negotiate with creditors and suppliers to grant extensions or defer payments; and

•	Seek loans or advances from officers of the Company.

While we are making our best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

Critical accounting Policies, page 17

19.

Please revise to describe the significant assumptions and estimates involved in determining the fair value of your stock compensation and clarify why these estimates and assumptions bear a risk of change.

RESPONSE:We included under Critical Accounting Policies, page 20 a reference to Note 2 – Summary of Significant Accounting Policies. The following has been revised and included in the amended Form 10 under Note 2, page F-8 and F-25:

Green recognizes the cost of employee services received in exchange for awards of equity instruments as stock-based compensation expense. Stock-based compensation expense is measured at the grant date based on the value of the restricted stock award, option or purchase right and is recognized as expense, less expected forfeitures, over the requisite service period, which typically equals the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each restricted stock issuance is determined using the fair value of Green’s common stock on the grant date.

Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the following:

•	Expected volatility of our stock;

•	Expected term of stock options;

•	Risk-free interest rate for the period;

•	Expected dividends, if any; and

•	Expected forfeitures.

The computation of the expected volatility assumption used in the Black-Scholes option pricing model for new grants is based on implied volatility when the remaining maturities of the underlying traded options are at least one year and, when the remaining maturities of the underlying traded options are less than one year, it is based on an equal weighting of historical and implied volatilities.

When establishing the expected life assumption, Green reviews annual historical employee exercise behavior with respect to option grants having similar vesting periods. The risk-free interest rate for the period within the expected term of the option is based on the yield of United
States Treasury notes in effect at the time of grant. Green has not historically paid dividends, thus the expected dividends used in any calculations are zero. Judgment is required in estimating the amount of stock-based awards that Green expects to be forfeited. Green calculates an expected forfeiture rate for stock options issuances based on historical trends.

The valuation of all options, including the expected life and forfeiture rates of stock options, are calculated based on one employee pool because there is no significant difference in exercise behavior between classes of employees.

As of July 30, 2010, the Company had no outstanding options or warrants to purchase shares of our common stock.

Item 3. Properties, page 18

20.

We note that the lease for your location in Bountiful, Utah expires in August. Please disclose the status of your negotiations to renew this lease or, alternatively, your plans to relocate your operations.

RESPONSE: The following has been revised and included in the amended Form 10 under Item 3:

Our Bountiful facility is located at 3379 South Orchard Drive. This lease is for a 2,500 square foot commercial space in a strip-mall with a term of five years beginning August 16, 2005. This lease expires on August 15, 2010. We have determined that this salon does not meet our operational performance measurements or real estate requirements and will be closed on or before the lease term expires.

Item 5. Directors and Executive Officers, page 19

21.

Pursuant to Item 401(e) of Regulation S-K, please provide the business experience of each of your directors and executive officers for the last five years and discuss the specific experience, qualifications, attributes or skills that led to the appointment of your directors.

RESPONSE:The information on the directors and officers has been modified in the amended Form 10 as follows:

Richard D. Surber was appointed as president and CEO and to the board of the Company in September of 2007 and served in this capacity through May 26, 2009. Mr. Surber was again appointed as CEO in March 2010. Mr. Surber graduated from the University of Utah with a Bachelor of Science degree in Finance and then with a Juris Doctorate with an emphasis in corporate law, including securities, taxation and bankruptcy. He has served as President and Director of Nexia, the Company’s parent, since May of 1999. He has been an officer and director of several public companies. Mr. Surber holds 50,000 shares of Series B Preferred stock and 144,325 shares of Voting Common stock of the Company.

Richard G. Clegg was appointed as CEO and to the board of the Company on May 27, 2009, and in March of 2010 Mr. Clegg resigned as CEO and was appointed as CFO. Mr. Clegg is a licensed Certified Public Accountant in the state of Utah. He graduated from Westminster College with a Masters of Business Administration and a Bachelor of Science degree in Accounting from the University of Utah. From October 2005 to April 2010, Mr. Clegg was an accounting supervisor at
Cadence Design Systems, Inc. with responsibilities in corporate accounting and financial reporting. From June 1999 to October 2005, Mr. Clegg was employed by a Salt Lake City public accounting firm as a senior auditor. Mr. Clegg does not hold any position as officer or director of any other publicly held company and as of July 7, 2010 holds 25,000 shares of Series B Preferred stock of the Company.

Logan C. Fast was appointed as vice president and director on August 28, 2008. Mr. Fast has been working at Landis Salons since 2005 as a stylist and is currently working as a grand salon stylist. Mr. Fast is a licensed instructor at the Landis Salon locations operated by the Company. He has received extensive Aveda based training, is a trained Aveda color “purefessional” and is currently authorized to act as an instructor in Aveda practices. His practical experience in the salon field is a strong addition to the board of directors. Mr. Fast does not hold any position as officer or director of any other publicly held company.

22.

Mr. Clegg’s biography states that he served as chief executive officer from May 2009 to March 2010. Mr. Surber’s biography gives the impression that he has served as president and chief executive officer since September 2007. Please revise this disclosure to clarify when Mr. Surber became chief executive officer.

RESPONSE:This disclosure has been clarified to reflect the period each person served in the respective offices.

Item 6. Executive Compensation, page 21

Executive Summary Compensation Table, page 22

23.	We note that you did not include $15,750 of compensation paid to your chief financial officer in 2009 in your Summary Compensation Table. Please advise.

RESPONSE:This compensation relates to services provided to Green’s parent company Nexia Holdings, Inc. in a transaction unrelated to Green and therefore should not be reflected in this Form 10 as compensation. The stated compensation of $15,750 is not included on Green’s Statement of Operations as it was paid by Nexia and expensed on their books and records. The amount of compensation as previously stated under Compensation Discussion and Analysis, page 24, has been revised as follows:

Executive compensation for the periods ended December 31, 2009 and 2008 to our chief executive officer were $13,000 and $256,814 respectively. Executive compensation for the periods ended December 31, 2009 and 2008 to our chief financial officer were $0 and $0 respectively. The decrease in total executive compensation over the annual periods can be attributed to a stock award provided to our executive officer for his service rendered over a period of several years which was paid during the year ended December 31, 2008. Additional amounts of salary were not paid or incurred over the comparative periods due to financial constraints.

24.

Pursuant to Item 402(n)(2)(v), you are required to include a footnote disclosing all assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in your financial statements or Management’s Discussion and Analysis of Financial Condition and Results of Operation. Please provide this footnote disclosure.

RESPONSE: The following has been revised and included in the amended Form 10 under Executive’s Summary Compensation Table, page 25:

Please refer to Note 2 of the notes to the audited consolidated financial statements for the period ended June 30, 2010 and the years ended December 31, 2009 and 2008 included in this Form 10/A for assumptions used in the valuation of stock-awards.

25.

Pursuant to Item 402(o)(4), you are required to describe the material terms of each stock grant. Please provide a discussion of the material terms of the stock awards issued to Mr. Surber and Mr. Fast.

RESPONSE: The following has been revised and included in the amended Form 10 on page 25:

The awards of stock to Mr. Surber and Mr. Fast were made pursuant to the 2008 Stock Benefit Plan of the Company, this plan allows for the Company to award Series B Preferred Stock to employees based upon the services provided by individual employees. The awards were made in full and without limitations at the time the stock was granted and the stock certificates were issued with restrictive legends at the time they were prepared.

26.

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE: The following has been revised and included in the amended Form 10 under on page 24:

Green has reviewed its compensation practices for its employees, including the named executive officers, and does not believe that they are reasonably likely to have a material adverse effect on its business.

Item 7. Certain Relationship and Related Transactions and Director Independence, page 23

27.

We note that in September 2009, you received 1,315,000 shares of common stock from your subsidiary Landis Salons, Inc. In connection with this transaction, you issued a note for $250,000 to Nexia Holdings. As consideration for the shares and the note, Nexia Holdings transferred $500,000 of preferred stock of AmeriResource Technologies, Inc. to Landis Salon, Inc. Please disclose how you determined the value of the shares of common stock issued by Landis Salons, Inc. in September 2009 and the shares of preferred stock Nexia Holdings transferred to Landis Salon(s), Inc. In addition, please disclose the process you used to evaluate and approve this transaction and the directors and executive officers involved in that process .

RESPONSE: The following has been revised and included in the amended Form 10 on page 26:

On September 30, 2009, the Company entered into an agreement with its parent, Nexia, and its subsidiary Landis, through which the Company agreed to issue a promissory note in the sum of $250,000 to Nexia, payable in 24 months, Nexia agreed to transfer 100,000 shares of Series F Preferred Stock of AmeriResource Technologies, Inc., or AmeriResource, to Landis and Landis issued 1,315,000 shares of its common stock to the Company. Each transfer was valued at $250,000, the promissory note at its face value, 100,000 shares of AmeriResource preferred stock, which was other-than-temporarily impaired subsequent to the transfer, and the Landis shares received by the Company were valued at $250,000 based upon the agreement of the parties and the consideration received in the agreement. The officers and directors for all three entities approved the transfers as being in the best interest and for the benefit of each entity. Nexia’s officers and directors included: Richard D. Surber and Adrienne Bernstein. Green’s officers and directors include: Richard D. Surber, Richard G. Clegg and Logan C. Fast. Landis’ officers and directors include: Richard D. Surber.

28.

We note that in April 2008, you issued a 8% Series A Senior Subordinated Convertible Redeemable Debenture to Diversified Holdings I, Inc. in exchange for 85% of Landis Salons, Inc. and 100% of Newby Salons, LLC. Please disclose how you determined the value of the shares acquired from Diversified Holdings I, Inc. in this transaction. In addition, please disclose the pro cess you used to evaluate and approve this transaction and the directors and executive officers involved in that process.

RESPONSE: The following has been revised and included in the amended Form 10 on page 26:

On April 30, 2008, the Company issued an 8% Series A Senior Subordinated Convertible Redeemable Debenture in an aggregate principal face amount of $3,000,000 to DHI in exchange for a controlling interest in Landis and Newby pursuant to the terms and conditions of a stock transfer agreement with Nexia. Interest on the debenture commenced December 30, 2008. DHI has the option, at any time, to convert all or any amount over $10,000 of the principal of the debenture, including accrued interest, into shares of the Company’s common stock at a conversion price equal to 95% of the average closing bid price of the common stock for the three days prior to the date notice is received by the Company. An independent appraisal to determine the market value of the salon operations was obtained prior to the acquisition by the Company. Based upon the information from the appraisal and the internal projections of growth and revenue, the value for the transfer of the two salons ownership was agreed upon at $3,000,000 by Richard D. Surber on behalf of the Company and by Richard D. Surber, Gerald Einhorn and Adrienne Bernstein as directors for the parent of DHI. DHI has since sold $300,000 of the face value of this debenture to third-parties unrelated to the Company.

Item 9. Market Price of and Dividends of the Registrant’s Common Equity and Related Stockholder Matters, page 24

29.	Pursuant to Item 201(a)(v), please disclose your stock price as of the latest practicable date.

RESPONSE:The following has been revised and included in the amended Form 10 under Item 9, page 28:

As of July 30, 2010, the Company’s closing stock price was $0.026.

30.	Pursuant to Item 201(b) of Regulation S-K, you are required to set forth the number of holders of your common stock as of the most recent practicable date. Please include.

RESPONSE: The following has been revised and included in the amended Form 10 under Item 9, page 28:

As of July 30, 2010, we had approximately 39 record holders of our common stock. The number of registered shareholders excludes any estimate by us of the number of beneficial owners of common shares held in “street name.” As of July 20, 2010, we had 70,879,130 outstanding shares of Common Stock.

31.	Please provide the tabular disclosure required by Item 210(d) of Regulation S-K.

RESPONSE: The following has been revised and included in the amended Form 10 under Item 9, page 29:

The following table summarizes the equity compensation plans under which our securities may be issued as of June 30, 2010.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by security holders	- - - -	$ - - - -	- - - -
Equity compensation plans not approved by security holders	- - - -	- - - -	1,815,000
Total	- - - -	$ - - - -	1,815,000

On October 27, 2008, we adopted The 2008 Benefit Plan of Green Endeavors, Ltd. (the “Plan”) pursuant to which the Company may issue stock, or grant options to acquire our Voting Common Stock, par value $0.001 or our Series B Preferred Stock, par value $0.001(the “Stock”), to employees of the Company or its subsidiaries, on the terms and conditions set forth in the Plan (“Benefits”). The Plan is intended to aid the Company in maintaining and developing a management team, attracting qualified officers and employees capable of contributing to the future success of the Company. In addition, at the discretion of the board of directors, Benefits may be granted under this Plan to other individuals, including consultants or advisors, who contribute to the success of the Company or its subsidiaries, provided that bona fide services are rendered and such services are not in connection with the offer or sale of securities in a capital-raising transaction. No Stock may be issued, or options granted under the Plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for our securities. The Company had issued 185,000 shares of Voting Common Stock pursuant to the Plan as of June 30, 2010.

Item 10. Recent Sales of Unregistered Securities, page 25

32.	Please identify the relationship between Diversified Holdings I, Inc. and Akron Associates, Inc.

RESPONSE: There is no relationship between Diversified Holdings I, Inc. and Akron Associates, Inc.

33.

You state that on December 4, 2009, you issued 600,000 shares of your common stock for 600 shares of Series B preferred stock. However, we note from your Statement of Stockholders’ Equity on page F-20 that 1,200 shares of Series B Preferred stock were converted into common stock. Please reconcile these disclosures.

RESPONSE: The following has been revised and included in the amended Form 10 on page 31:

On December 4, 2009, the Company issued 600,000 shares of Voting Common Stock to an entity and certain individuals on conversion of 1,200 shares of Series B Preferred Stock. The conversions represent preferred shares that were held in excess of 12 months prior to conversion. The transactions were handled as private sales exempt from registration under Section 4(2) of the Securities Act of 1933.

Note 2. Summary of Significant Accounting Policies, page F-6.

34.

We note that you are controlled by your parent company, Nexia. Please tell us if the financial statements of Green Endeavors, Ltd. include all of your costs of doing business, including those incurred by Nexia, on your behalf. Please refer to and tell us how you have complied with SAB Topic 1B.

RESPONSE: The following has been revised and included in the amended Form 10 on page F-6:

The consolidated balance sheet as of June 30, 2010 and the consolidated statements of operations and cash flows for the periods presented have been prepared by Green and are unaudited. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary, including all costs incurred by Green’s parent company Nexia in behalf of Green as described in SAB Topic 1B, to present fairly the financial position, results of operations, and cash flows for all periods presented have been made. The information for the consolidated balance sheet as of December 31, 2009 was derived from audited financial statements.

Statement of Stockholders’ Deficit, page F-20

35.	Please revise to disclose the nature of the related party receivables and why they were written off in 2008 and 2009 as a charge to equity.

RESPONSE: The following has been revised and included in the amended Form 10 on page F-30:

During fiscal 2008 and 2009, Green evaluated the collectability of several related party receivable balances and determined that due to declined operations and the lack of foreseeable cash flows of these entities that the amounts be completely impaired. During fiscal 2008 and 2009, Green impaired $168,322 and $332,900 of related party receivables, respectively.

Series B Preferred Stock, page F-25

36.

The disclosure provided in this section appears to be general in nature and not specifically related to your Series B Preferred stock. Please revise to clarify this accounting policy and how it relates to your accounting for your Series B Preferred stock.

RESPONSE: The following has been revised and included in the amended Form 10 on page F-8 and page F-25:

The Series B preferred stock is non-voting, convertible preferred. Each share of Green’s Series B Preferred Stock is convertible into $5.00 worth of common stock. The number of common shares received is based on the market value of the common stock on the date of conversion. Series B Preferred Stock shareholders, at the option of Green, can receive cash or common stock of upon conversion. The Preferred Stock is classified as equity as long as there are sufficient shares available to effect the conversion. In some instances certain contracts may pass the option to receive cash or Common Stock to the shareholder. In this case, it is assumed that a cash settlement will occur and balance sheet classification of the affected Preferred Stock and related preferred paid-in capital as a liability.

Revenue Recognition, page F-25

37.	We note that you recognize revenue net of discounts as presented on the face of the income statement. Please revise to disclose the nature of discounts provided to your customers.

RESPONSE: The following has been revised and included in the amended Form 10 on page F-25:

Revenue is recognized at the time the service is performed or when the product is delivered. Revenue is presented on the Statements of Operations net of discounts. Discounts primarily include promotional and employee discounts for both services and products.

Note 6. Related Party Transactions, page F-29

38.

We refer to your issuance of the 8% Series A Subordinated Convertible Redeemable Debenture with a face amount of $3 million due on April 30, 2018. You indicate that Diversified Holdings (I), Inc. has the option at any time to convert all or any amount over $10,000 of the principal of the debenture, including accrued interest, into shares of the company’s common stock at a conversion price equal to 95% of the average closing bid price of the common stock for the three days prior to the date notice is received by the company. You are required to analyze financial instruments that embody an obligation to issue a variable number of shares under ASC 480. Please tell us how you considered the guidance in ASC 480-10-25-14 in determining the appropriate accounting treatment for your Series A Subordinated Convertible Redeemable Debenture.

RESPONSE: We analyzed the financial instrument under ASC 480-10-25-14 and determined that since this financial instrument embodies both a conditional obligation which allows for the settlement through issuing a variable number of common shares and a fixed monetary value was known at inception that it should be classified as a liability. Therefore, we have classified this particular financial instrument as a liability.

39.

We refer to the September 30, 2009 issuance by Landis of 1.3 million new shares of its common stock to you, resulting in an increase in your investment to 99%. We note that in addition to the issuance of common stock, you issued a note payable to Nexia and Nexia transferred $250,000 shares of restricted non-marketable securities in AmeriResource, that were ultimately written off during the same fiscal quarter due to an other that temporary loss based upon the decline in market value. On page 23, you state that Nexia, transferred preferred stock of AmeriResource Technologies, Inc. valued at $500,000 to Landis. Please reconcile the discrepancy in fair value disclosed between these two disclosures.

RESPONSE: We have reconciled the discrepancy and revised the language of the disclosure as requested in Comment 26.

40.

Please tell us in more detail about the series of transactions that took place with respect to the 1.3 million new shares of Landis, and how they were recorded. Additionally, tell us how the fair value of AmeriResource Technologies stock was determined and the facts and circumstances that led you to write off the investment in the same period of issuance.

RESPONSE: Nexia desired to sell its investment in AmeriResource preferred stock, Green desired additional ownership and control of Landis and Landis desired to purchase the preferred shares from Nexia as an investment. Nexia held 100,000 Series F Preferred shares in AmeriResource as an investment valued at $500,000, which is the amount in which the preferred shares are convertible into common. To further clarify, one Series F Preferred share of AmeriResource is convertible into $5.00 of common stock on the date of conversion. On September 30, 2009, Nexia sold the shares to Landis Green Endeavors accounted for the purchase of 1,315,000 shares of Landis as an increase in investment in subsidiary of $250,000 and a corresponding increase in notes payable to Nexia for the same amount. Landis accounted for receipt of 100,000 Series F Preferred shares of AmeriResource as an increase in available-for-sale securities and a corresponding increase to common stock and additional paid in capital. Following receipt of the preferred shares from Nexia, Landis determined that due to the duration of the decline in market price and little to no trading volume, Landis impaired its investment to zero. If Landis is ever able to sell this stock, it will record a gain on the sale of securities.

41.

We refer to the partial settlement of debt approved by your Board of Directors on December 23, 2009. Please revise to disclose the underlying reason necessitating the partial settlement and when the shares were issued. In your response, please provide us with a schedule of the share values used to determine the value of the 50 million shares.

RESPONSE: The partial settlement was not necessary, but in the best interest and benefit of the Company to reduce the principal amount of the debenture and decrease the amount of interest to be paid going forward.

The shares were issued at $0.0025 per share which was the average closing price of the stock as quoted on Pinksheets.com. prior to the date of issuance discounted by 50% due to a lack of active market and trading volume.

The following are closing prices from Pinksheets.com during the month leading up to the date of issuance:

Date	Open	High	Low	Close	Volume
12/29/2009	0.005	-	-	0.005	0
12/28/2009	0.005	-	-	0.005	0
12/24/2009	0.005	-	-	0.005	0
12/23/2009	0.005	-	-	0.005	0
12/22/2009	0.005	-	-	0.005	0
12/21/2009	0.005	0.005	0.005	0.005	2,000
12/18/2009	0.0001	0.0001	0.0001	0.0001	100
12/17/2009	0.0001	-	-	0.0001	0
12/16/2009	0.0001	-	-	0.0001	0
12/15/2009	0.0001	-	-	0.0001	0
12/14/2009	0.0001	-	-	0.0001	0
12/11/2009	0.0001	-	-	0.0001	0
12/10/2009	0.0001	-	-	0.0001	0
12/9/2009	0.0001	-	-	0.0001	0
12/8/2009	0.0001	-	-	0.0001	0
12/7/2009	0.0001	-	-	0.0001	0
12/4/2009	0.0001	-	-	0.0001	0
12/3/2009	0.0001	-	-	0.0001	0
12/2/2009	0.0001	-	-	0.0001	0
12/1/2009	0.0001	-	-	0.0001	0

We acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing:

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing: and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of Untied States.

If you have additional comments or questions please contact me.

Sincerely,

/s/ Richard D. Surber

Richard D. Surber
President and Chief Executive Officer

cc:
Richard G. Clegg, CFO
Michael Golightly, Legal Counsel
Dave Madsen, Madsen & Associates CPA’s, Inc.